Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Manulife Financial Corporation’s Annual Report (Form 40-F/A, Amendment No. 4) for the year ended December 31, 2003, of our report dated February 25, 2004, with respect to the consolidated financial statements and schedules of John Hancock Financial Services, Inc. included in John Hancock Financial Services, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

We also consent to the incorporation by reference in Manulife Financial Corporation’s Annual Report (Form 40-F/A, Amendment No. 4) for the year ended December 31, 2003 which is incorporated by reference in the documents listed below:

•	Registration Statement (Form S-8 No. 333-12610) of Manulife Financial Corporation pertaining to the Manulife Financial Corporation Stock Plan for Non-Employee Directors and Executive Stock Option Plan;

•	Registration Statement (Form S-8 No. 333-13072) of Manulife Financial Corporation pertaining to the Manulife Financial Corporation Global Share Ownership Plan;

•	Registration Statement (Form S-8 No. 333-91102) of Manulife Financial Corporation pertaining to the Manulife Financial Corporation Director Equity Incentive Plan; and

•	Registration Statement (Form S-8 No. 333-114951) of Manulife Financial Corporation pertaining to the John Hancock Financial Services, Inc. 1999 Long-Term Stock Incentive Plan, as amended and the John Hancock Financial Services, Inc. Non-Employee Directors’ Long-Term Stock Incentive Plan,

of our report dated February 25, 2004 with respect to the above-mentioned consolidated financial statements and schedules of John Hancock Financial Services, Inc.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts
April 19, 2005

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the use of our report dated February 5, 2004 (except as to note 16, which is as of September 14, 2004 and note 17(g) which is as of April 21, 2005), with respect to the consolidated financial statements of Manulife Financial Corporation, as amended, included in this Fourth Amended Annual Report (Form 40-F/A) for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

     We consent to the incorporation by reference in the following Registration Statements:

•	Registration Statement (Form S-8 No. 333-12610) of Manulife Financial Corporation pertaining to the Manulife Financial Corporation Stock Plan for Non-Employee Directors and Executive Stock Option Plan;

•	Registration Statement (Form S-8 No. 333-13072) of Manulife Financial Corporation pertaining to the Manulife Financial Corporation Global Share Ownership Plan;

•	Registration Statement (Form S-8 No. 333-91102) of Manulife Financial Corporation pertaining to the Manulife Financial Corporation Director Equity Incentive Plan; and

•	Registration Statement (Form S-8 No. 333-114951) of Manulife Financial Corporation pertaining to the John Hancock Financial Services, Inc. 1999 Long-Term Stock Incentive Plan, as amended and the John Hancock Financial Services, Inc. Non-Employee Directors’ Long-Term Stock Incentive Plan,

of our report dated February 5, 2004 (except as to note 16, which is as of September 14, 2004 and note 17(g) which is as of April 21, 2005), with respect to the consolidated financial statements of Manulife Financial Corporation incorporated herein by reference.

/s/ ERNST & YOUNG LLP

Toronto, Ontario
April 21, 2005